UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

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☐	Soliciting Material Pursuant to §240.14a-12

Occidental Petroleum Corporation

(Name of Registrant as Specified In Its Charter)

Carl C. Icahn

Icahn Partners LP

Icahn Partners Master Fund LP

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Enterprises G.P. Inc.

Icahn Enterprises Holdings L.P.

IPH GP LLC

Icahn Capital L.P.

Icahn Onshore LP

Icahn Offshore LP

Beckton Corp.

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PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED JULY 11, 2019

SOLICITATION OF WRITTEN REQUEST FOR FIXING A RECORD DATE IN CONNECTION WITH

THE PROPOSED ACTIONS BY WRITTEN CONSENT OF THE STOCKHOLDERS OF

OCCIDENTAL PETROLEUM CORPORATION

SOLICITATION STATEMENT

OF

THE ICAHN PARTICIPANTS

The date of this Solicitation Statement is [  ], 2019. This Solicitation Statement and the enclosed materials are first being sent or given to stockholders on or about [  ], 2019.

To the Stockholders of Occidental Petroleum Corporation (the “Company” or “Occidental”):

THE PURPOSE OF THIS SOLICITATION

The Icahn Participants (as hereinafter defined) believe that the Company’s current directors have made a number of mistakes in how and at what cost they pursued the acquisition of Anadarko Petroleum Corporation (the “Anadarko transaction”). In addition to agreeing to expensive financing, the Company also structured the Anadarko transaction in a manner that deprived the stockholders of the Company of the right to vote on the transformational Anadarko transaction. The Icahn Participants also believe that the Company currently has a lack of effective corporate governance, including cumbersome provisions in the Company’s Restated Certificate of Incorporation (as amended, the “Charter”) and By-laws (as amended, the “By-laws”) that unduly restrict stockholders’ ability to nominate directors at an annual meeting, act by written consent or call special meetings when appropriate. Please refer to the section of this Solicitation Statement titled “Background to the Solicitation” and “Reasons for the Solicitation” for more detailed information.

In the opinion of the Icahn Participants, the path to greater value for the Company’s stockholders is through good governance. More specifically, the Icahn Participants believe it is important to add new directors to Occidental’s Board of Directors (the “Board”) to oversee future extraordinary transactions like the Anadarko transaction and to ensure that they are not consummated without stockholder approval when appropriate. The Icahn Participants believe that the election of new directors will also help to ensure the achievement of the Board’s and management’s projected stated cost savings and deal synergies for the Anadarko transaction. Finally, the Icahn Participants believe that the election of new directors, together with the formation of a new Strategic Review Committee of the Board (as described herein), will help ensure that alternatives to maximize value for stockholders will be considered and, if appropriate, pursued by the Board and management of the Company.

The Icahn Participants further believe that changes to the Charter and By-laws are needed in order to remove the restrictive provisions that significantly impede the rights of stockholders to nominate directors at an annual meeting, to call a special meeting or to act by written consent.

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THE PROCESS REQUIRED TO ACHIEVE CHANGE

The Icahn Participants are seeking to remove and replace four Occidental directors and to amend the Charter and By-laws through a stockholder consent solicitation.  Under the Charter and By-laws, in order to accomplish this, there is a two-stage process.

First, the holders of record of at least 20% in the aggregate (the “Requisite Percentage”) of the Company’s common stock, par value $0.20 per share (the “Company Common Stock”), must ask the Board to fix a record date (the “Record Date”) for determining stockholders entitled to participate in the contemplated consent solicitation.  Unfortunately, the Charter requires that stockholders wishing to support a request to fix a Record Date comply with a highly technical process. However, in order to effectuate the change required at Occidental, it is critical that stockholders comply with the procedures set forth in this Solicitation Statement.

Second, once the Icahn Participants have solicited the Requisite Percentage and the Board fixes the Record Date, the Icahn Participants can proceed with a consent solicitation for stockholders to approve the proposed actions set forth in the section of this Solicitation Statement titled “Proposals for Action by Written Consent” (collectively, the “Proposals”). This second stage of the process (i.e. the solicitation of consents to the Proposals) can be pursued only if this first stage of the process is completed successfully.

This Solicitation Statement concerns only the first stage of the process—requesting that the Board fix a Record Date. At this stage, the Icahn Participants are merely seeking “written requests” from stockholders asking the Board to fix a Record Date. Once requests have been obtained from the Requisite Percentage of stockholders, the Icahn Participants intend to deliver a written notice (the “Written Notice”) to the Company’s Secretary requesting that a Record Date be fixed in connection with the Proposals. This process is highly technical and stockholders who wish to join in the written request process should carefully read the material in this Solicitation Statement, and if they have any questions, contact Harkins Kovler, LLC (“Harkins Kovler”), who is assisting the Icahn Participants in this solicitation of requests to fix a Record Date, at 3 Columbus Circle, 15th floor, New York, NY 10019, Telephone: +1 (212) 468-5380, Toll-free: +1 (800) 339-9883, Email: Icahn-OXY@HarkinsKovler.com.

This Solicitation Statement, the enclosed written request for fixing a Record Date (together with Attachment A and Appendix 1 thereto) attached as Exhibit A (the “Record Date Request Form”), the enclosed form of instruction letter to The Depository Trust Company (“DTC”) attached as Exhibit B-1 (the “DTC Instruction Letter”), the enclosed form of written request for fixing a Record Date from DTC’s nominee attached as Exhibit B-2 (the “Cede & Co. Record Date Request Form”) and the enclosed form of letter from the brokerage firm, bank nominee or other institution (the “DTC participant”) that is the holder of record of your shares of Company Common Stock verifying your beneficial ownership of Company Common Stock attached as Exhibit C (the “Verification Letter”) are being provided to you solely for the purpose of requesting that the Record Date be fixed by the Company.

If you wish to support the request for fixing a Record Date, you must complete and return the Record Date Request Form (together with Attachment A and Appendix 1 thereto). Furthermore, the DTC Instruction Letter, Verification Letter and the Cede & Co. Record Date Request Form must be completed by your DTC participant(s), pursuant to, and upon, your direction, and the Cede & Co. Record Date Request Form must be executed by Cede & Co., as DTC’s nominee, upon DTC’s receipt of a duly executed DTC Instruction Letter and Verification Letter from your DTC participant(s) on your behalf.

At this time, the Icahn Participants are asking you to complete and return the Record Date Request Form (together with Attachment A and Appendix 1 thereto), the Verification Letter and Cede & Co. Record Date Request Form with respect to your shares of Company Common Stock so that the Icahn Participants may deliver the Written Notice to the Company’s Secretary.

However, the Icahn Participants are NOT, at this time, seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions.

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In the event the Icahn Participants solicit the Requisite Percentage and the Record Date is fixed by the Company, we intend to solicit consents from you in support of the Proposals by sending you a consent solicitation statement and a form of consent for use therewith. At that time, you will be able to decide whether or not you want to support the Proposals. By returning the Record Date Request Form (together with Attachment A and Appendix I thereto) right now, you are not committing to support the Proposals.

The Icahn Participants are asking the Company’s stockholders to complete, sign and date the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto), to arrange for the execution of the Cede & Co. Record Date Request Form and Verification Letter by following the steps outlined below, and to return each of the foregoing to Harkins Kovler at the address below. To effect the execution of the required Verification Letter and Cede & Co. Record Date Request Form, the Company’s stockholders must arrange for their DTC participant(s) to sign the Verification Letter with respect to such stockholder’s shares of Company Common Stock and to instruct DTC to cause Cede & Co., as nominee of DTC, to sign and return the Cede & Co. Record Date Request Form to the stockholder’s DTC participant(s).

Upon receiving the executed Cede & Co. Record Date Request Form from Cede & Co., the DTC participant(s) should return the executed Cede & Co. Record Date Request Form and their executed Verification Letter to the stockholder, who should send the Cede & Co. Record Date Request Form and Verification Letter, along with the executed Record Date Request Form (together with Attachment A and Appendix 1 thereto), to Harkins Kovler at the address set forth below, who will gather such documents and provide them to the Icahn Participants for submission to the Company.

The Record Date Request Form and the Cede & Co. Record Date Request Form ask that the Record Date be fixed as soon as possible following the date on which Record Date Request Forms, Verification Letters and Cede & Co. Record Date Request Forms are obtained from the Requisite Percentage of stockholders (the “Requisite Holders”) and Written Notice is delivered to the Company’s Secretary.

Please complete, sign and date the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto) as soon as possible. If any of your shares of Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, please arrange to have such DTC participant(s) complete and sign a Verification Letter and forward that, along with the DTC Instruction Letter, to DTC and, upon their receipt of the executed Cede & Co. Record Date Request Form from DTC, to return the executed Verification Letter and Cede & Co. Record Date Request Form to you by following the procedures set forth in the section of this Solicitation Statement titled “Procedures for Stockholders Submitting Record Date Request Forms (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms.”

We request that you not change in any way the Record Date Request Forms or the Cede & Co. Record Date Request Forms.

If any portion of your shares of Company Common Stock is sold prior to the date that the Written Notice is delivered to the Company, your Record Date Request Form will be deemed revoked to the extent of such sale. Therefore, we request that you not sell any portion of your shares (or otherwise reduce your ownership of the shares as to which you have submitted a Record Date Request Form) until after the date that the Written Notice is delivered to the Company by the Icahn Participants. Stockholders are entitled to request that a Record Date be fixed by the Board only with respect to the Shares of Company Common Stock owned by the stockholder as of the date the Written Notice is delivered to the Company.

If you have any questions about completing, executing and dating your Record Date Request Form (together with Attachment A and Appendix 1 thereto), causing your Verification Letter and Cede & Co. Record Date Request Form to be executed and returned to you or delivering each of the foregoing documents to Harkins Kovler, or otherwise require assistance, please contact Harkins Kovler at the address and telephone numbers set forth below.

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We encourage you to submit your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and Cede & Co. Record Date Request Form, even if you cannot complete your Record Date Request Form (together with Attachment A and Appendix 1 thereto) in full or you believe your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and/or Cede & Co. Record Date Request Form may be defective; provided, however, that we reserve the right not to submit any Record Date Request Forms (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms if we believe that they do not comply with the Charter and By-laws. If we believe that your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and/or Cede & Co. Record Date Request Form does not so comply, or the Company notifies us of such non-compliance, we expect to contact you to describe the potential defect(s) and to provide instructions as to how uncertainty regarding the validity of your documentation can be eliminated.

We ask that the executed Record Date Request Forms (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms be delivered as promptly as possible, to Harkins Kovler at the address below:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF CONSENT SOLICITATION MATERIALS

In addition to delivering printed versions of this Solicitation Statement, the Record Date Request Form (together with Attachment A and Appendix 1 thereto), the DTC Instruction Letter, the Verification Letter and the Cede & Co. Record Date Request Form by mail, this Solicitation Statement, the Record Date Request Form (together with Attachment A and Appendix 1 thereto), the DTC Instruction Letter, the Verification Letter and the Cede & Co. Record Date Request Form are also available on the Internet. You have the ability to access and print this Solicitation Statement, the Record Date Request Form (together with Attachment A and Appendix 1 thereto), the DTC Instruction Letter, the Verification Letter and the Cede & Co. Record Date Request Form at http://www.Icahn-OXY.com.

THIS SOLICITATION IS BEING MADE BY THE ICAHN PARTICIPANTS, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. WE ARE ONLY ASKING YOU TO COMPLETE, SIGN AND RETURN YOUR RECORD DATE REQUEST FORM (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTER AND CEDE & CO. RECORD DATE REQUEST FORM TO FIX A RECORD DATE SO THAT WE MAY DELIVER WRITTEN NOTICE TO THE COMPANY’S SECRETARY.

IN THE EVENT THE ICAHN PARTICIPANTS SOLICIT THE REQUISITE PERCENTAGE AND THE RECORD DATE IS FIXED BY THE COMPANY, WE INTEND TO SEND YOU SEPARATE CONSENT SOLICITATION MATERIALS RELATING TO THE PROPOSALS. AT THAT TIME, YOU WILL BE ABLE TO DECIDE WHETHER OR NOT YOU WANT TO SUPPORT THE PROPOSALS.

YOUR RECORD DATE REQUEST FORM (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTER AND CEDE & CO. RECORD DATE REQUEST FORM ARE IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMPANY COMMON STOCK YOU OWN. WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED RECORD DATE REQUEST FORM (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO) AND WITH RESPECT TO ANY OF YOUR SHARES OF COMPANY COMMON STOCK HELD THROUGH A DTC PARTICIPANT, TO FOLLOW THE PROCEDURES SET FORTH IN THE SECTION OF THIS SOLICITATION STATEMENT TITLED “PROCEDURES FOR STOCKHOLDERS SUBMITTING RECORD DATE REQUEST FORMS (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTERS AND CEDE & CO. RECORD DATE REQUEST FORMS.”

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BACKGROUND TO THE SOLICITATION

On April 12, 2019, Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”) announced that they had entered into a merger agreement for Chevron to acquire Anadarko in a stock and cash transaction valued at $33 billion, or $65 per share.

On April 24, 2019, Occidental delivered a letter to the Board of Directors of Anadarko proposing to acquire Anadarko for $76 per share, in which Anadarko stockholders would receive $38 in cash and 0.6094 shares of Company Common Stock for each share of Anadarko common stock. This proposal represented a premium of approximately 20% to the value of Anadarko’s pending transaction with Chevron as of April 23, 2019. The Occidental proposal was subject to approval by the Company’s stockholders.

On April 29, 2019, Anadarko announced that it intended to resume negotiations with Occidental because Anadarko’s board of directors determined that the Occidental proposal could reasonably be expected to result in a “Superior Proposal” as defined in the merger agreement with Chevron (the “Chevron merger agreement”).

On April 30, 2019, Occidental announced that, in connection with the financing of its proposal to acquire Anadarko, Berkshire Hathaway, Inc. had committed to invest a total of $10 billion in Occidental, and would receive cumulative perpetual preferred stock and a warrant to purchase up to 80 million shares of Company Common Stock.

On May 5, 2019, Occidental and Total SA announced that they reached an agreement for Total SA to acquire Anadarko’s assets in Africa for a consideration of $8.8 billion in the event that Occidental entered into and completed its proposal to acquire Anadarko.

On May 5, 2019, Occidental increased the cash portion of its April 24 offer to 78% cash and 22% stock. The revised offer removed the Occidental stockholder approval condition.

On May 6, 2019, Anadarko announced that the revised Occidental offer represented a “Superior Proposal” as defined in the Chevron merger agreement and notified Chevron that Chevron had a right during the four-business day period ending on May 10, 2019 to propose revisions to the Chevron merger agreement or make another proposal.

On May 9, 2019, Chevron announced that it would not increase its offer to acquire Anadarko citing cost and capital discipline and stating that it “would not dilute its returns or erode value to its shareholders for the sake of doing a deal”.

On May 9, 2019, Anadarko terminated the Chevron merger agreement and paid Chevron a $1 billion termination fee due to Chevron under the terms of the Chevron merger agreement.

On May 9, 2019, after Anadarko terminated the Chevron merger agreement, Anadarko and Occidental entered into a merger agreement pursuant to which Occidental would acquire Anadarko on the terms of Occidental’s May 5 proposal.

Between May 2, 2019 and May 30, 2019 the Icahn Participants purchased shares of Company Common Stock (including shares underlying forward contracts), as set forth in Annex B hereto.

On May 21, 2019, the Icahn Participants delivered a demand, pursuant to section 220 of the Delaware General Corporation Law (“DGCL”), to the Company (the “220 Demand”) requesting access to certain books and records of the Company relating to the Anadarko transaction.

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On May 28, 2019, the Company responded to the 220 Demand stating that it was “considering the demand, and … will contact you shortly to discuss the Company’s position and response.”

On May 30, 2019, the Icahn Participants filed a complaint in the Court of Chancery of the State of Delaware to demand a review of documents relating to the Anadarko transaction.

On June 7, 2019, a trial was scheduled with respect to the 220 Demand for September 20, 2019.

On June 14, 2019, the Company answered the plaintiffs’ complaint in the 220 Demand stating that the plaintiffs had not stated a proper purpose for the inspection of the Company’s books and records and denying that the plaintiffs were entitled to any relief.

On June 21, 2019, the Icahn Participants exercised the forward contracts as set forth in Annex B hereto.

On June 24, 2019, Mr. Icahn had a telephone discussion with the CEO of Occidental to discuss his views on the Company.

On June 26, 2019, the Icahn Participants filed a preliminary copy of this Solicitation Statement with the SEC.

On June 27, 2019, Mr. Icahn and his associates met with the CEO and other representatives of Occidental to discuss Mr. Icahn’s views on the Company.

On July 2, 2019, the Company filed a preliminary revocation Solicitation Statement, as amended on July 5, 2019.

On July 11, 2019, the Icahn Participants filed an amendment to this preliminary Solicitation Statement.

REASONS FOR THE SOLICITATION

The Icahn Participants believe that the Company’s current directors have made a number of mistakes in how and at what cost they pursued the Anadarko transaction. In addition to agreeing to expensive financing, the Company also structured the Anadarko transaction in a manner that deprived the stockholders of the Company of the right to vote on the transformational Anadarko transaction. The Icahn Participants believe that this reveals a disregard for stockholder rights and the principles of good governance.

The Icahn Participants believe that the Anadarko transaction is a high-risk strategy that, if given the opportunity, may not have been approved by the Company’s stockholders.  In the opinion of the Icahn Participants, the Board and management of the Company structured the transaction to avoid requiring stockholder approval, even though the terms and conditions of the Anadarko transaction will fundamentally transform the Company’s business and prospects.

In the opinion of the Icahn Participants, the path to greater value for the Company’s stockholders is through good governance. More specifically, the Icahn Participants believe it is important to add the Director Nominees named in this Solicitation Statement to the Board to oversee future extraordinary transactions. In addition to safeguarding against the pursuit of transformational transactions without stockholder approval, the Icahn Participants believe that the election of new directors will also help to ensure the achievement of the Board’s and management’s projected stated cost savings and deal synergies for the Anadarko transaction. Finally, the Icahn Participants believe that the election of new directors, together with the formation of a new Strategic Review Committee of the Board, will help ensure that alternatives to maximize value for stockholders will be considered and, if appropriate, pursued by the Board and management of the Company.

The Icahn Participants believe that the Board has acted and continues to act with a complete disregard with respect to stockholder demands and good governance. For example, at the Company’s 2019 annual meeting of stockholders, the Company’s stockholders proposed to reduce the requisite percentage of stockholders to call a special meeting from 25% to 15%. The proposing stockholders argued, in summary, that the lowered percentage (i) would not impact the Board’s ability to call its own special meeting, (ii) would help counteract the time constraints and detailed technical requirements otherwise built into the special meeting provision included in the By-laws and (iii) would provide stockholders with greater standing to have impact on director refreshment. Despite these legitimate grounds, the Board opposed the proposal, comparing its threshold to that of other public companies, without acknowledging the particularly burdensome procedural and timing requirements of the Company’s special meeting provision. Despite the Company’s opposition, the proposal was approved by 59.48% of the Company’s stockholders, as reported in the Current Report on Form 8-K filed on May 10, 2019. To our knowledge, the Board has failed to heed the message from the stockholders and has not taken proper actions to propose a resolution to reduce the ownership threshold from 25% to 15% as was approved by stockholders. Even worse, the Company stated in its preliminary revocation solicitation statement filed with the SEC on July 2, 2019, that we could not deliver Written Requests for a Record Date with respect to a proposal in this Solicitation Statement that the Board propose a resolution to amend the Charter and By-laws to reduce the ownership percentage as approved by stockholders, because such a proposal was already presented at a meeting of stockholders.

The Director Nominees, if elected, will support a resolution to amend the Charter and By-laws to reduce the ownership percentage from 25% to 15% and heed the message that stockholders have already delivered to the Company.

Finally, the Icahn Participants have observed that the Charter and By-laws include a number of cumbersome restrictions, which we believe impede the rights of stockholders to nominate directors at an annual meeting, call a special meeting of stockholders or to act by written consent.

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Proposed By-law Amendments

Special Meeting Process

Occidental has stated that permitting the appropriate number of stockholders to call a special meeting promotes stockholder democracy; however, we believe that the conditions that the Company has imposed on this right are overly restrictive and effectively deprive stockholders of the ability to exercise this right. The Company’s By-laws currently require that a request for a special meeting (a “Special Meeting Request”) be signed by holders of record (as opposed to beneficial holders) of 25% of the outstanding shares of Company Common Stock. Each holder of record who wishes to join in a Special Meeting Request is required to provide extensive disclosures and representations, which we believe are largely irrelevant to any legitimate concern Occidental may have. Following the receipt of a Special Meeting Request, the Board may wait up to 90 days before holding such meeting, significantly longer than the maximum of 60 days following notice of a meeting before a meeting must be held under the DGCL. We believe these burdensome information and procedural requirements – made more onerous by the fact that they are required of record holders (as opposed to beneficial holders) – serve to deter all but the largest stockholders (who may have the organizational resources to comply) from joining in requesting a special meeting. We further believe the ability for the Board to delay holding a properly requested special meeting for up to three months greatly diminishes the accountability of management to respond to stockholder initiatives and concerns.

Annual Meeting Advance Nomination Deadline

The current By-laws provide that nominations of persons for election to the Board may be made at an annual meeting by any stockholder who complies with the notice procedures and other requirements in the Bylaws. Among other requirements, the Bylaws require that the stockholder give notice to the Company of director nominees between September 1 and November 30 of the year preceding the annual meeting. Advance nomination deadlines are intended to require a stockholder to provide prior notice to a corporation of a stockholder’s director nominees to facilitate an orderly meeting and ensure that stockholders receive prior information about matters to be voted upon at the meeting. However, we believe that the current deadline is unduly restrictive and greatly diminishes a stockholder’s right to propose director nominees. The Company typically holds its annual meeting in May, thus requiring at least five months advance notice, which we believe is much longer than customary advance notice deadlines. In fact, the By-laws provide a different deadline for stockholder proposals of business to be transacted upon, other than the election of directors. That deadline is between 70 and 90 days prior to the anniversary date of the immediately preceding annual meeting. We believe that this deadline provides the Company with ample advance notice to hold an orderly meeting and ensure that stockholders receive prior information without unduly restricting a stockholder’s right to propose director nominees. Accordingly, we are seeking to amend the By-laws so that the advance nomination deadline for nominating directors at the annual meeting is the same as the deadline for proposals of business to be transacted upon at the annual meeting.

The amendments we are proposing would have the effect of (i) allowing beneficial holders in addition to record holders to join in signing a Special Meeting Request, (ii) requiring certain of the stockholder disclosure requirements and representations to be made by only the stockholder proposing the Special Meeting Request rather than by all stockholders who may opt to join in such request, (iii) shortening the advance notice deadline for director nominations at an annual meeting and (iv) shortening the time period in which the Board must hold a properly requested special meeting from 90 days to 60 days from the date that a Special Meeting Request is delivered. The Icahn Participants believe the proposed modifications are consistent with how special meeting provisions are generally drafted.

Proposed Charter Amendments

Written Consent Process

The Company’s Charter currently provides that an action by written consent may be initiated only after a request for a record date is made by holders of record (as opposed to beneficial holders) of 20% of the outstanding shares of the Company Common Stock. Each holder of record who wishes to join in a request for a record date is required to provide extensive disclosures. Even in the event that stockholders succeed in requesting a record date, the Charter significantly limits the types of actions that may be taken by written consent. For example, among other things, a request for a record date in connection with a written consent relating to the election or removal of directors may not be properly made if a proposal for any election or removal of directors was presented at a stockholders meeting within the previous 90 days, even if the same nominees were not involved.

In opposing other stockholder-friendly proposals, Occidental has touted that its stockholders have the ability to act by written consent and has stated that such right provides stockholders with meaningful opportunities to express their views and concerns. However, we believe that the cumulative effect of the conditions built into the Charter and By-laws make the right substantially more difficult for stockholders to exercise, and therefore less meaningful.

The amendments we are proposing would have the effect of eliminating the requirement that stockholders first complete the onerous process of requesting a record date before proposing an action by written consent. If this proposal passes and is fully implemented by the Board, we believe these resolutions would empower stockholders by giving them a meaningful ability to act by written consent in accordance with the DGCL, and therefore a greater ability to effect needed change at the Company.

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PROPOSALS FOR ACTION BY WRITTEN CONSENT

If the Written Notice is delivered to the Company in accordance with the Charter and the Record Date is fixed by the Company, we intend to present the following Proposals for action by written consent of stockholders:

•

Proposal 1A: “RESOLVED, that [   ], a current director on the Board, and any replacement director(s) appointed or elected to fill a vacancy of such Board seat (other than any Director Nominee set forth herein), be and hereby is removed from the Board.”

Proposal 1B: “RESOLVED, that [   ], a current director on the Board, and any replacement director(s) appointed or elected to fill a vacancy of such Board seat (other than any Director Nominee set forth herein), be and hereby is removed from the Board.”

Proposal 1C: “RESOLVED, that [   ], a current director on the Board, and any replacement director(s) appointed or elected to fill a vacancy of such Board seat (other than any Director Nominee set forth herein), be and hereby is removed from the Board.”

Proposal 1D: “RESOLVED, that [   ], a current director on the Board, and any replacement director(s) appointed or elected to fill a vacancy of such Board seat (other than any Director Nominee set forth herein), be and hereby is removed from the Board.”

Proposal 1E: “RESOLVED, that the number of directors on the Board be expanded by such number of directors as necessary to accommodate the appointment of the Director Nominees approved by the stockholders pursuant to Proposal 2A-2D if an insufficient number of vacancies are created after the removal of directors pursuant to Proposal 1A-1D.”

Section 141(k) of the DGCL, provides that any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the Company’s directors. The approval and passage of Proposal 1E is conditioned upon the passage of Proposal 3 that provides that the size of the Board may be fixed by a resolution adopted by a majority of stockholders from time to time.

•

Proposal 2A: “RESOLVED, that the following individual, [   ], be and hereby is elected or appointed to serve as a director of the Company to fill the vacancies created by the removal of directors pursuant to Proposal 1A-1D or expansion of the Board pursuant to Proposal 1E.”

Proposal 2B: “RESOLVED, that the following individual, [   ], be and hereby is elected or appointed to serve as a director of the Company to fill the vacancies created by the removal of directors pursuant to Proposal 1A-1D or expansion of the Board pursuant to Proposal 1E.”

Proposal 2C: “RESOLVED, that the following individual, [   ], be and hereby is elected or appointed to serve as a director of the Company to fill the vacancies created by the removal of directors pursuant to Proposal 1A-1D or expansion of the Board pursuant to Proposal 1E.”

Proposal 2D: “RESOLVED, that the following individual, [   ], be and hereby is elected or appointed to serve as a director of the Company to fill the vacancies created by the removal of directors pursuant to Proposal 1A-1D or expansion of the Board pursuant to Proposal 1E.”

The director nominees named in Proposal 2A-2D are herein referred to individually as a “Director Nominee” and collectively, as the “Director Nominees.”

Section 216(3) of the DGCL, provides that Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The Charter provides that all actions required or permitted to be taken by the holders of shares of Company Common Stock may be effected by the written consent of such holders pursuant to Section 228 of the DGCL. Section 228 of the DGCL provides, in relevant part, that any action required to or which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, if consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

If Proposal 1E and Proposal 3 are not approved by stockholders, and the number of Director Nominees approved pursuant to Proposal 2A-2D are greater than the number of vacancies created after the removal of directors pursuant to Proposal 1A-1D, the approved Director Nominees will be appointed to fill such vacancies in an order of priority based upon those Director Nominees receiving the highest number of consents.

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•	Proposal 3: “RESOLVED, that the By-laws are hereby amended by replacing the first sentence of ARTICLE III, SECTION 1 with the following: ‘Subject to the rights, if any, of holders of preferred stock issued by the Corporation to elect directors of the Corporation, the Board of Directors shall consist of one or more directors, the number of which shall be established by resolution duly adopted by the Board of Directors or by a majority of stockholders from time to time.’”

In the event that Proposal 3 passes, Article III, Section 1 of the By-laws would be amended as set forth on Exhibit D-1.

Section 109 of the DGCL provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Section 216(2) of the DGCL, provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. The Charter provides that all actions required or permitted to be taken by the holders of shares of Company Common Stock may be effected by the written consent of such holders pursuant to Section 228 of the DGCL. Section 228 of the DGCL provides, in relevant part, that any action required to or which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, if consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

•	Proposal 4: “RESOLVED, that the By-laws are hereby amended by replacing the first sentence of the third paragraph of ARTICLE III, SECTION 2 with the following: ‘To be timely pursuant to this Section 2, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than seventy (70) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting; provided, however, that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. In no event shall the public announcement of an adjournment of an Annual Meeting commence a new time period for the giving of a stockholder’s notice as described above.’”

In the event that Proposal 4 passes, Article III, Section 2 of the By-laws would be amended as set forth on Exhibit D-2.

Section 109 of the DGCL provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Section 216(2) of the DGCL, provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. The Charter provides that all actions required or permitted to be taken by the holders of shares of Company Common Stock may be effected by the written consent of such holders pursuant to Section 228 of the DGCL. Section 228 of the DGCL provides, in relevant part, that any action required to or which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, if consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Proposal 5: “RESOLVED, that ARTICLE II, SECTION 3 of the By-laws is hereby amended as set forth in Exhibit D hereto in order to provide simplified mechanics and a shortened timeline for calling a special meeting of stockholders.”

In the event that Proposal 5 passes, Article II, Section 3 of the By-laws would be amended as set forth on Exhibit D-3.

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Section 109 of the DGCL provides that the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Section 216(2) of the DGCL, provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. The Charter provides that all actions required or permitted to be taken by the holders of shares of Company Common Stock may be effected by the written consent of such holders pursuant to Section 228 of the DGCL. Section 228 of the DGCL provides, in relevant part, that any action required to or which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, if consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

•	Proposal 6: “RESOLVED, that the stockholders hereby request that the Board promptly act by designating a Strategic Review Committee of the Board, to consist of four directors of the Company, to be initially comprised of at least two of the Director Nominees, that shall, to the fullest extent permitted by Section 141 of the Delaware General Corporation Law, have and that may exercise all the powers and authority of the Board in conducting a strategic review process, including the power to engage a financial advisor, the possible sale of assets of the company or a merger, sale, business combination or other extraordinary transaction involving the company.”

The vote sought by this Proposal 6 is advisory and is not binding on the Board. The Director Nominees, if elected, will support the formation of a Strategic Review Committee.

Proposal 7: “RESOLVED, that the stockholders hereby request that the Board promptly act by proposing a stockholder resolution to amend Article V.A of the Charter as set forth on Exhibit E hereto in order to provide simplified mechanics and a shortened timeline for stockholder action by written consent.”

The vote sought by this Proposal 7 is advisory and is not binding on the Board. The Director Nominees, if elected, will support stockholders’ ability to act by written consent without the restrictive and burdensome requirements currently in place.

We believe that, if adopted by stockholders, the Proposals set forth above will lead to better governance and better oversight at the Company, which will lead to greater value for stockholders.

We are NOT soliciting proxies or consents at this time with respect to the Proposals. We will solicit consents in favor of the Proposals only by means of a consent solicitation statement and form of consent once the Written Notice has been delivered to the Company in accordance with the Charter and the Record Date has been fixed by the Company. At that time, you will be able to decide whether or not you want to support the Proposals.

The sole purpose of this solicitation, and the only effect of your return of the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto), and following the instructions below with respect to any of your shares of Company Common Stock held through a DTC participant, is to request the fixing of a Record Date. By returning the Record Date Request Form (together with Attachment A and Appendix I thereto) you are not committing to support the Proposals at this time.

ACCORDINGLY, WE URGE YOU TO COMPLETE, EXECUTE, DATE AND RETURN THE ENCLOSED RECORD DATE REQUEST FORM (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO) TO HARKINS KOVLER AT THE ADDRESS SET FORTH HEREIN, AND FOLLOW THE INSTRUCTIONS BELOW WITH RESPECT TO ANY OF YOUR SHARES OF COMPANY COMMON STOCK HELD THROUGH A DTC PARTICIPANT.

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THE RECORD DATE REQUEST

Record Date Request Form (together with Attachment A and Appendix 1 thereto). The Icahn Participants are asking the stockholders to complete, execute, date and return the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto) to Harkins Kovler at the address set forth herein. We are furnishing this Solicitation Statement, the Record Date Request Forms (together with Attachment A and Appendix 1 thereto) to enable you and the Company’s other stockholders to support us in requesting that the Company fix the Record Date.

Cede & Co. Record Date Request Form. The Icahn Participants are also asking stockholders to arrange for their DTC participant(s) to sign the Verification Letter with respect to their shares of Company Common Stock and to instruct DTC to cause Cede & Co., as DTC’s nominee, to sign and return the Cede & Co. Record Date Request Form to their DTC participant(s). Stockholders may do this by having their DTC participant(s) complete and sign the DTC Instruction Letter (included as Exhibit B-1 hereto) and the Verification Letter (included as Exhibit C hereto), and sending those documents to DTC. Upon DTC’s receipt of a completed DTC Instruction Letter and Verification Letter executed by a DTC participant, Cede & Co. will sign and return the Cede & Co. Record Date Request Form to the DTC participant. The DTC participant should return the executed Cede & Co. Record Date Request Form from Cede & Co. along with their executed Verification Letter to the stockholder. The stockholder should then deliver the executed Record Date Request Form (together with Attachment A and Appendix 1 thereto), the Verification Letter and the Cede & Co. Record Date Request Form to Harkins Kovler, at the address set forth herein, which will gather such documents and provide them to the Icahn Participants for submission to the Company as part of the Written Notice.

Requisite Holders. For the Record Date to be properly requested in accordance with the Charter, the Written Notice must be signed by the Requisite Holders.

On the date of filing of this Solicitation Statement, the Icahn Participants are the beneficial holders of 33,244,429 shares of Company Common Stock. According to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 6, 2019, there were 747,877,859 shares of Company Common Stock outstanding as of March 31, 2019.

Based on the number of shares outstanding, Record Date Requests and other required documents representing an aggregate of at least 149,575,572 shares of Company Common Stock, including the shares held by the Icahn Participants, will be required to request the fixing of the Record Date. The Icahn Participants anticipate submitting Written Notice to the Company’s Secretary on the first business day after the Icahn Participants believe that they have obtained Record Date Request Forms from the Requisite Percentage of stockholders. The Icahn Participants do not intend to set a date by which the Written Notice will be or must be submitted to the Company’s Secretary.

The Record Date Request Form and Cede & Co. Record Date Request Form ask that the Record Date be fixed as soon as possible following the date on which the Written Notice is delivered to the Company’s Secretary. In the event the the Icahn Participants solicit the Requisite Percentage and the Record Date is fixed by the Company, we intend to solicit consents from you in support of the Proposals by sending you a consent solicitation statement and a form of consent for use therewith. At that time, you will be able to decide whether or not you want to support the Proposals

PROCEDURES FOR STOCKHOLDERS SUBMITTING RECORD DATE REQUEST FORMS (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTERS AND CEDE & CO. RECORD DATE REQUEST FORMS

Pursuant to this Solicitation Statement, the Icahn Participants are requesting that the stockholders of the Company request that the Company fix a Record Date in connection with the proposed actions by written consent by taking the following actions:

(1) complete, execute and date the Record Date Request Form attached hereto as Exhibit A, including the stockholder information required to be delivered as part of a Record Date Request Form (Attachment A thereto) and information regarding purchases and sales of Company securities by the requesting stockholder (Appendix 1 thereto), by which you will empower us to deliver your executed Record Date Request Forms, Cede & Co. Record Date Request Forms and Verification Letters, as applicable, to the Company’s Secretary on your behalf,

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(2) direct your DTC participant to complete and deliver the DTC Instruction Letter attached hereto as Exhibit B-1 and the Verification Letter attached hereto as Exhibit C to DTC to cause Cede & Co. to execute and return the Cede & Co. Record Date Request Form attached as Exhibit B-2 hereto to your DTC participant, and direct your DTC participant to return the executed Cede & Co. Record Date Request Form and their executed Verification Letter to you, and

(3) deliver to Harkins Kovler at the address set forth in this Solicitation Statement your executed Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms. We request that you not change in any way the Record Date Request Forms or the Cede & Co. Record Date Request Forms.

The enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto) reflects our good faith effort to identify all the information required by the Charter and the related requirements in the By-laws in connection with the Written Notice. However, we believe that the Charter and By-laws requirements are difficult to interpret. We expect that the Company will take actions seeking to frustrate the fixing of the Record Date, including by claiming that Record Date Request Forms do not comply with the Charter in an attempt to avoid or delay the fixing of the Record Date. We encourage you to submit your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and Cede & Co. Record Date Request Form, even if you cannot complete your Record Date Request Form (together with Attachment A and Appendix 1 thereto) in full or you believe your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and/or Cede & Co. Record Date Request Form may be defective; provided, however, that we reserve the right not to submit any Record Date Request Forms (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms if we believe that they do not comply with the Charter, By-laws or the DGCL. If we believe that your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and/or Cede & Co. Record Date Request Form does not so comply, or the Company notifies us of such non-compliance, we expect to contact you to describe the potential defect(s) and to provide instructions as to how uncertainty regarding the validity of your documentation can be eliminated.

Procedures for Custodians, Nominees and Fiduciaries Arranging for Execution of Verification Letters and Cede & Co. Record Date Request Forms. Stockholders should direct their DTC participant(s) through which they hold their shares of Company Common Stock to:

(1) complete and sign the Verification Letter included as Exhibit C hereto for the same aggregate number of shares of Company Common Stock as the DTC participant holds of record for such stockholder;

(2) complete and sign the DTC Instruction Letter included as Exhibit B-1 hereto for the same aggregate number of shares of Company Common Stock as the DTC participant holds of record for such stockholder;

(3) complete the Cede & Co. Record Date Request Form included as Exhibit B-2 hereto for the same aggregate number of shares of Company Common Stock as the DTC participant holds of record for such stockholder; and

(3) send the duly completed and signed DTC Instruction Letter, Verification Letter and the duly completed Cede & Co. Record Date Request Form to DTC by email and overnight mail, thereby instructing DTC to cause Cede & Co., DTC’s nominee, to sign and return the Cede & Co. Record Date Request Form to the DTC participant;

(4) immediately upon receiving the signed Cede & Co. Record Date Request Form from Cede & Co., return the Cede & Co. Record Date Request Form executed by Cede & Co., along with the Verification Letter executed by such DTC participant, to the stockholder.

Please note that DTC may take at least 48 hours to execute and return a Cede & Co. Record Date Request Form. We urge you to send the form of DTC Instruction Letter, the Verification Letter and Cede & Co. Record Date Request Form to your DTC participant as soon as possible so that they may be processed on a timely basis.

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Regardless of whether you hold your shares through a DTC participant, you must still complete, sign, date and return the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto) to Harkins Kovler at the address set forth in this Solicitation Statement.

Sales of Your Company Common Stock. If any portion of your shares of Company Common Stock is sold prior to the date that the Written Notice is delivered to the Company, your Record Date Request Form will be deemed revoked to the extent of such sale. Therefore, we request that you not sell any portion of your shares (or otherwise reduce your ownership of the shares as to which you have submitted a Record Date Request Form) until after the date that the Written Notice is delivered to the Company by the Icahn Participants. Stockholders are entitled to request that a Record Date be fixed by the Board only with respect to the shares of Company Common Stock owned by the stockholders as of the date the Written Notice is delivered to the Company.

Updates to Your Record Date Request Form. If there is any update that needs to be made with respect to the information you provided in your Record Date Request Form after your submission, please further update and supplement the information as necessary and send it to Harkins Kovler at the address and telephone number set forth in this Solicitation Statement.

Written Notice for fixing Record Date. If we receive executed Record Date Request Forms (together with Attachment A and Appendix 1 thereto), Verification Letters and Cede & Co. Record Date Request Forms from the Requisite Percentage of stockholders, we intend to request the Secretary of the Company to promptly fix the Record Date. Please note that the delivery of the enclosed Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification letter and Cede & Co. Record Date Request Form will not commit you to cast any vote in respect of any Proposal. In the event the the Icahn Participants solicit the Requisite Percentage and the Record Date is fixed by the Company, we intend to solicit consents from you in support of the Proposals by sending you a consent solicitation statement and a form of consent for use therewith.

Revocation Procedure. Stockholders who have executed and delivered a Record Date Request Form may revoke it at any time before it is delivered by the Icahn Participants to the Company, by delivering an instrument revoking the Record Date Request Form, to Harkins Kovler at the address set forth in this Solicitation Statement.

Questions and Assistance.

Your Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and Cede & Co. Record Date Request Form, as applicable, are important, no matter how many or how few shares of Company Common Stock you own. The failure to sign and return the Record Date Request Form (together with Attachment A and Appendix 1 thereto), Verification Letter and Cede & Co. Record Date Request Form, as applicable, will have the same effect as opposing the fixing of the Record Date.

If you have any questions about completing, executing and dating your Record Date Request Form (together with Attachment A and Appendix 1 thereto), causing your Verification Letter and Cede & Co. Record Date Request Form to be executed and returned to you or delivering each of the foregoing documents to Harkins Kovler, or otherwise require assistance, please contact:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

By delivering the enclosed Record Date Request Form (including Attachment A and Appendix 1 thereto), Verification Letter and Cede & Co. Record Date Request Form to Harkins Kovler at the address set forth herein, you are not committing to cast any vote in respect of, nor are you granting us any proxy to vote on, any Proposal for action by written consent. After the Record Date is fixed by the Company, we intend to solicit consents from you in support of the Proposals by sending you a consent solicitation statement and a form of consent for use therewith.

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SOLICITATION OF REQUESTS; EXPENSES

The Icahn Participants will bear the entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to delivering the Written Notice to the Company’s Secretary, including costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, and litigation. We may solicit your proxy by telephone, email, facsimile, and personal solicitation, in addition to by mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Company Common Stock that such institutions hold and for reasonable expenses incurred in communicating with DTC.

Only one copy of this Solicitation Statement is being delivered to multiple stockholders who share an address unless we received contrary instructions from one or more of the stockholders.  We will deliver promptly upon written or oral request a separate copy of this Solicitation Statement to a stockholder at a shared address to which a single copy of this Solicitation Statement was delivered.  Requests for additional copies of this Solicitation Statement, requests that in the future separate communications be sent to stockholders who share an address, and requests that in the future a single communication be sent to stockholders who share an address should be made by contacting Harkins Kovler at:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

Harkins Kovler has been retained to assist in this solicitation and will receive customary fees for its services, plus reimbursement of reasonable out-of-pocket expenses. Harkins Kovler will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The firm will utilize approximately 30 persons in its solicitation efforts.

The Icahn Participants currently estimate that their solicitation expenses will amount to not less than $800,000. The Icahn Participants do not intend to seek reimbursement from Occidental for the costs and expenses incurred in connection with this Solicitation Statement or any subsequent consent solicitation.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by calling (202) 551-8090. The Company’s filings with the SEC, and copies of the Charter and By-laws, are also available to the public without charge on the SEC’s website at http://www.sec.gov.

Except as otherwise noted herein, the information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of the directors and the management of the Company, please refer to Annex A attached to this Solicitation Statement.

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FUTURE STOCKHOLDER PROPOSALS

The following description of the requirements for submitting stockholder proposals and nominating directors to be included in the Company’s proxy statement for its 2020 annual meeting are reprinted from the Company’s definitive proxy statement filed with the SEC on March 28, 2019:

Stockholder Proposals for the 2020 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2020 Annual Meeting of Stockholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, stockholder proposals must be addressed to Occidental’s Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business on November 29, 2019.

Under Occidental’s by-laws, stockholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received no earlier than February 10, 2020 and no later than March 1, 2020, and must include the information required by Occidental’s by-laws. A copy of the by-laws may be obtained by writing to the Corporate Secretary at the address listed above.

In either case, the stockholder submitting the proposal or a representative of the stockholder must present the proposal in person at the meeting.

The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental’s by-laws. In addition, the individuals named as proxies will have discretionary voting authority to vote against any such item of business.

Proxy Access Procedure to Nominate Candidates

In 2015, with input from stockholders, the Board amended Occidental’s by-laws to permit a group of up to 20 stockholders, owning 3% or more of Occidental’s outstanding common stock continuously for at least three years to nominate and include in Occidental’s proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the stockholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the by-laws. To be included in the 2020 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than October 30, 2019 and no later than November 29, 2019.

INFORMATION REGARDING THE DIRECTOR NOMINEES

Background information about each of the Director Nominees is set forth below.

The Icahn Participants believe that the Director Nominees’ business experiences, as well as their knowledge of operations, investments, corporate finance, mergers and acquisitions, corporate governance and the energy industry, will enhance the business expertise and leadership of the Board. We also believe that each Director Nominee is a strong stockholder-oriented individual who is well qualified to serve as a member of the Board and will help represent the best interests of the Company’s stockholders.

We believe that each Director Nominee would be considered independent under the Board’s independence guidelines, the independence requirements of the New York Stock Exchange, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act.

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Each Director Nominee has consented to be named in this Solicitation Statement and to serve as a director of the Company if elected. The Director Nominees, if elected, have indicated that they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. If elected, each Director Nominee will serve as a director until the Company’s annual meeting in 2020 and until a successor has been duly elected.

The information herein regarding a particular Director Nominee has been furnished to the Icahn Participants by such Director Nominee.

Director Nominee Biographies.

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CERTAIN INFORMATION REGARDING THE ICAHN PARTICIPANTS AND DIRECTOR NOMINEES

Icahn Participants

The participants in the solicitation of consents (the “Icahn Participants”) from stockholders of the Company include the following: Carl C. Icahn, a citizen of the United States of America, High River Limited Partnership, a Delaware limited partnership (“High River”), Hopper Investments LLC, a Delaware limited liability company (“Hopper”), Barberry Corp., a Delaware corporation (“Barberry”), Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”), Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”), Beckton Corp., a Delaware corporation (“Beckton”), Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), IPH GP LLC, a Delaware limited liability company (“IPH”), Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”), Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”), and Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”).

Icahn Partners, Icahn Master and High River (collectively, the “Icahn Parties”) are entities controlled by Carl C. Icahn. Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Parties. In addition, Mr. Icahn is the indirect holder of approximately 91.7% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

The Icahn Parties beneficially own, in the aggregate, 33,244,429 shares of Company Common Stock, representing approximately 4.4% of the outstanding shares of Company Common Stock (based upon the 747,877,859 shares of Company Common Stock outstanding as of March 31, 2019 as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 6, 2019.

High River has sole voting power and sole dispositive power with regard to 6,648,887 shares of Company Common Stock. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Company Common Stock. Icahn Partners has sole voting power and sole dispositive power with regard to 15,563,438 shares of Company Common Stock. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Company Common Stock. Icahn Master has sole voting power and sole dispositive power with regard to 11,032,104 shares of Company Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Company Common Stock.

17

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the shares of Company Common Stock that High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares of Company Common Stock for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Company Common Stock that Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Company Common Stock for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Company Common Stock that Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Company Common Stock for all other purposes.

The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and (ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153. The representation set forth in clause (b)(v) of the third paragraph of Section 2 of Article III of the By-laws is not applicable in the context of the consent solicitation contemplated by the Written Notice.

Director Nominees

Certain of the Director Nominees are employees of Icahn Enterprises. From time to time, certain of the Director Nominees have served on the boards of directors of entities in which Mr. Icahn and/or his affiliates have an interest. In such situations where Mr. Icahn does not control such entities, certain of the Director Nominees receive customary director compensation from such entities (which may include cash fees, equity awards, reimbursement of travel expenses, indemnification and the like).

Except as set forth herein, none of the Director Nominees beneficially own any shares of Company Common Stock or any shares of capital stock or other securities of the Company.

Certain of the Director Nominees are a party to a Nomination Agreement attached hereto as Annex C pursuant to which an affiliate of Mr. Icahn has agreed to pay $[  ] to such Director Nominee if they are not elected to the Board, and has agreed to indemnify such Director Nominee with respect to certain costs incurred in connection with this solicitation and the contemplated solicitation with respect to the Proposals. The Director Nominees will not otherwise receive any special compensation in connection with this solicitation or the contemplated solicitation with respect to the Proposals. Other than as disclosed herein, there are no agreements, arrangements or understandings between any Director Nominee and the Icahn Participants or any other person or persons with respect to the nomination of such Director Nominee.

Other than as disclosed herein, (i) no Director Nominee or any associate of a Director Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding and (ii) there is no event that occurred during the past 10 years with respect to any of the Director Nominees that is required to be described under Item 401(d) or 401(f) of Regulation S-K.

Transactions in the Securities of the Company

Annex B attached hereto sets forth, as to the Icahn Participants and the Director Nominees, all transactions in securities of the Company effected during the past two years and their beneficial ownership of securities of the Company.

Additional Information Regarding the Icahn Participants and Director Nominees

With respect to each Icahn Participant and Director Nominee, except as set forth herein or in any of the Annexes or Exhibits attached hereto, (i) such Icahn Participant and Director Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Icahn Participant nor Director Nominee nor any of such Person’s associates have any arrangement or understanding with any person with respect to (A) any future employment by the Company or its affiliates or (B) any future transactions to which the Company or any of its affiliates will or may be a party.

18

With respect to each Icahn Participant and Director Nominee, except as set forth herein or in any of the Annexes or Exhibits attached hereto, (i) during the past 10 years, no Icahn Participant nor Director Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no associate of any Icahn Participant or Director Nominee owns beneficially, directly or indirectly, any securities of the Company; (iii) no Icahn Participant or Director Nominee owns beneficially, directly or indirectly, any securities of any subsidiary of the Company; (iv) no Icahn Participant or Director Nominee or any associate of such person was a party to a transaction that would be required by Item 404(a) of Regulation S-K; (v) no Icahn Participant or Director Nominee has a substantial interest, direct or indirect, in any matter to be acted on in this consent solicitation except through their direct or indirect ownership of the Company’s securities; and (vi) no Icahn Participant or Director Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT.

PLEASE COMPLETE, EXECUTE AND DATE THE ENCLOSED RECORD DATE REQUEST FORM (INCLUDING ATTACHMENT A AND APPENDIX 1 THERETO) AS SOON AS POSSIBLE.

IF YOU HOLD ANY OF YOUR SHARES THROUGH A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, PLEASE ARRANGE TO HAVE SUCH DTC PARTICIPANT(S) RETURN THE EXECUTED VERIFICATION LETTER AND CEDE & CO. RECORD DATE REQUEST FORM TO YOU BY FOLLOWING THE PROCEDURES SET FORTH IN THE SECTION OF THIS SOLICITATION STATEMENT TITLED “PROCEDURES FOR STOCKHOLDERS SUBMITTING RECORD DATE REQUEST FORMS (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTERS AND CEDE & CO. RECORD DATE REQUEST FORMS.”

YOU SHOULD SEND YOUR EXECUTED RECORD DATE REQUEST FORM (INCLUDING ATTACHMENT A AND APPENDIX 1 THERETO), VERIFICATION LETTER AND CEDE & CO. RECORD DATE REQUEST FORM TO HARKINS KOVLER AT THE ADDRESS SET FORTH BELOW.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Harkins Kovler, which is assisting the Icahn Participants, at the following address and telephone number:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

TO AVOID UNNECESSARY EXPENSE AND DELAY, IT IS IMPORTANT THAT YOU COMPLETE, EXECUTE AND DATE YOUR RECORD DATE REQUEST FORM (TOGETHER WITH ATTACHMENT A AND APPENDIX 1 THERETO) PROMPTLY, ARRANGE FOR THE RETURN TO YOU BY YOUR DTC PARTICIPANT OF THE EXECUTED VERIFICATION LETTER AND CEDE & CO. RECORD DATE REQUEST FORM, AND SEND ALL OF THE FOREGOING DOCUMENTS TO HARKINS KOVLER AT THE ADDRESS SET FORTH ABOVE.

THE ICAHN PARTICIPANTS

[         ], 2019

19

ANNEX A

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT OF THE COMPANY

AND PRINCIPAL SHAREHOLDERS

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on March 28, 2019.

Based on a review of ownership reports filed with the SEC, the entities listed below were the only beneficial owners of greater than 5% of Occidental’s outstanding voting securities as of March 1, 2019.

BENEFICIAL OWNERSHIP OF 5% STOCKHOLDERS

Name and Address	Total Number of Shares Owned		Percent of Outstanding Common Stock		Sole Voting Shares		Shared Voting Shares		Sole Investment Shares		Shared Investment Shares
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	55,266,184	(1)	7.3	(1)	49,000,390	(1)	0	(1)	55,266,184	(1)	0	(1)
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	63,320,999	(2)	8.38	(2)	872,894	(2)	196,756	(2)	62,287,861	(2)	1,033,138	(2)

(1)	Pursuant to a Schedule 13G/A filed with the SEC on February 11, 2019.
(2)	Pursuant to a Schedule 13G/A filed with the SEC on February 11, 2019.

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of March 1, 2019, by each of Occidental’s named executive officers, directors, and all current executive officers and directors as a group.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Common Stock(1)	Restricted Stock(2)	Options Exercisable within 60 days	Total Shares Beneficially Owned	Percent of Outstanding Common Stock(3)
Spencer Abraham	46,341			46,341
Howard I. Atkins	30,207			30,207
Marcia E. Backus	47,291	26,299	20,000	93,590
Eugene L. Batchelder	34,963			34,963
Cedric W. Burgher	15,087			15,087
John E. Feick	46,503			46,503
Margaret M. Foran	43,930			43,930
Carlos M. Gutierrez	45,357			45,357
Vicki Hollub	132,248	18,425	85,000	235,673
William R. Klesse	77,963			77,963
Edward A. Lowe	129,520	49,362	20,000	198,882
Jack B. Moore	8,747			8,747
Avedick B. Poladian	50,703			50,703
Glenn E. Vangolen	48,278	4,963	35,000	88,241
Elisse B. Walter	16,468			16,468
All executive officers and directors as a group (16 persons)	808,992	126,994	229,736	1,148,387

(1)	For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of March 1, 2019. For non-employee directors, includes deferred stock units and common stock awards that are subject to restrictions on sale and transfer in the following amounts: Secretary Abraham – 12,983; Mr. Atkins – 15,701; Mr. Batchelder – 18,861; Mr. Feick – 18,546; Ms. Foran – 18,146; Secretary Gutierrez – 18,409; Mr. Klesse – 10,116; Mr. Moore – 8,522; Mr. Poladian – 18,146; and Ms. Walter – 12,749.
(2)	Represents shares granted in 2012, 2013 and 2014 under the 2005 Long-Term Incentive Plan as Restricted Stock Incentive awards, which remain forfeitable until the certification of the achievement of the performance goal.
(3)	Less than 1%.

ANNEX B

TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase and sale of shares of Company Common Stock by the Icahn Participants within the past two years, and the number of shares of Company Common Stock in each such purchase and sale or exercise of forward contracts:

Name	Date	Shares Purchased/ Shares Underlying Forward Contracts
High River	05/02/2019	120,000
High River	05/02/2019	120,000
High River	05/02/2019	72,000
High River	05/02/2019	137,401	(1)
High River	05/03/2019	300,000	(1)
High River	05/06/2019	1,066,551	(1)
High River	05/07/2019	795,838	(1)
High River	05/08/2019	794,430	(1)
High River	05/09/2019	400,000	(1)
High River	05/17/2019	442,709	(1)
High River	05/20/2019	27,000
High River	05/20/2019	241,531	(1)
High River	05/21/2019	305,962	(1)
High River	05/22/2019	565,317	(1)
High River	05/23/2019	508,460	(1)
High River	05/24/2019	383,178	(1)
High River	05/29/2019	279,400	(1)
High River	05/30/2019	89,110	(1)
Icahn Partners	05/02/2019	280,887
Icahn Partners	05/02/2019	280,887
Icahn Partners	05/02/2019	168,532
Icahn Partners	05/02/2019	321,617	(1)
Icahn Partners	05/03/2019	702,220	(1)
Icahn Partners	05/06/2019	2,496,561	(1)
Icahn Partners	05/07/2019	1,862,866	(1)
Icahn Partners	05/08/2019	1,859,570	(1)
Icahn Partners	05/09/2019	936,303	(1)
Icahn Partners	05/17/2019	1,036,276	(1)
Icahn Partners	05/20/2019	63,200
Icahn Partners	05/20/2019	565,365	(1)
Icahn Partners	05/21/2019	716,182	(1)
Icahn Partners	05/22/2019	1,323,271	(1)
Icahn Partners	05/23/2019	1,190,182	(1)
Icahn Partners	05/24/2019	896,926	(1)
Icahn Partners	05/29/2019	654,008	(1)
Icahn Partners	05/30/2019	208,585	(1)
Icahn Master	05/02/2019	199,113
Icahn Master	05/02/2019	199,113
Icahn Master	05/02/2019	119,468
Icahn Master	05/02/2019	227,985	(1)
Icahn Master	05/03/2019	497,780	(1)
Icahn Master	05/06/2019	1,769,642	(1)
Icahn Master	05/07/2019	1,320,486	(1)
Icahn Master	05/08/2019	1,318,152	(1)
Icahn Master	05/09/2019	663,697	(1)
Icahn Master	05/17/2019	734,560	(1)
Icahn Master	05/20/2019	44,800
Icahn Master	05/20/2019	400,757	(1)
Icahn Master	05/21/2019	507,665	(1)
Icahn Master	05/22/2019	937,997	(1)
Icahn Master	05/23/2019	843,658	(1)
Icahn Master	05/24/2019	635,784	(1)
Icahn Master	05/29/2019	463,591	(1)
Icahn Master	05/30/2019	147,856	(1)

(1)	Represents shares of Company Common Stock underlying forward contracts entered into by the Icahn Parties at a forward price of $52.00 per share and an expiration date of April 30, 2021. On June 21, 2019, the Icahn Parties exercised all of these forward contracts and acquired an aggregate of 31,549,429 shares of Company Common Stock.

Shares purchased by each of the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the securities of the Company. As of [  ], 2019, the indebtedness of (i) High River's margin account was approximately $[  ], (ii) Icahn Partners' margin account was approximately $[  ], and (iii) Icahn Master margin account was approximately $[  ].

EXHIBIT A

RECORD DATE REQUEST FORM

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

Attention: Nicole E. Clark

Vice President, Associate General Counsel and Corporate Secretary

Re:	Request for fixing a Record Date in connection with the Proposed Actions by Written Consent of the Stockholders of Occidental Petroleum Corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Article V of the Company’s Restated Certificate of Incorporation (as amended, the “Charter”) this letter constitutes a written request of the undersigned requesting stockholder requesting that the Board of Directors of the Company fix a record date (the “Record Date”) for determining the stockholders entitled to act by written consent with respect to the proposals (collectively, the “Proposals”) set forth in full under “Proposals for Action by Written Consent” in the solicitation statement filed by the Icahn Participants (as defined therein) on 2019 (the “Solicitation Statement”), which Proposals are incorporated herein by reference as if set forth in full herein. The reasons for the Proposals are set forth in the Solicitation Statement and are incorporated by reference herein.

The requesting stockholder requests that the Record Date be fixed by the Company as soon as possible after the Written Notice (as defined in the Solicitation Statement), signed by the Requisite Percentage (as defined in the Solicitation Statement) of stockholders of the Company, is delivered to the Company’s Secretary.

The information in Attachment A and Appendix 1, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein. In addition, the information in the Solicitation Statement (including its Annexes and Exhibits) and in the Record Date Request Forms submitted by other stockholders, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein, although the undersigned stockholder notes that it did not prepare that information and thus takes no responsibility for its accuracy or completeness.

The requesting stockholder represents that it does not intend to deliver a consent solicitation statement and/or form of consent to or otherwise to solicit consents from stockholders in support of the Proposals (although it understands that the Icahn Participants intend to do so). The requesting stockholder has an interest in the Proposals directly and/or indirectly through the beneficial ownership of shares of Company Common Stock as described in this Record Date Request Form or as otherwise set forth herein and the Solicitation Statement. The representation set forth in clause (b)(v) of the third paragraph of Section 2 of Article III of the By-laws is not applicable in the context of the consent solicitation contemplated by the Written Notice.

Any claim by the Company or its advisors that this Record Date Request Form is in any way deficient, and all further correspondence from the Company or its advisors on this matter, should be addressed in a timely fashion to:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

The undersigned requesting stockholder hereby appoints Andrew Langham and Nicholas Graziano (acting alone or together) as proxies with full power of substitution, to submit the attached Record Date Request Form (together with Attachment A and Appendix 1 hereto), along with the related Cede & Co. Record Date Request Form, Verification Letter and any additionally required documentation, to the Company’s Secretary on behalf of the undersigned requesting stockholder.

[Signature page follows]

Sincerely yours,

[insert signature blocks for the persons or entities that collectively own (beneficially or of record) the shares covered by this Record Date Request Form]

Date:

[Signature Page to Record Date Request Form]

INSTRUCTION SHEET

If you want to complete and submit a Record Date Request Form, you should fill out Attachment A and Appendix 1 (which directly follow this Instruction Sheet), sign and date the Record Date Request Form on the page preceding this Instruction Sheet, and complete the following steps:

Step 1. Arrange for the DTC participant holding your shares of Company Common Stock to:

•	fill out:

a DTC Instruction Letter with respect to your shares (in the form attached as Exhibits B-1 to the Solicitation Statement),

a Verification Letter with respect to your shares (in the form attached as Exhibit C to the Solicitation Statement) and sign the Verification Letter a Cede & Co. Record Date Request Form with respect to your shares (in the form attached as Exhibit B-2 to the Solicitation Statement),

•	sign and date the DTC Instruction Letter (Exhibit B-1) and deliver it, along with the filled out Cede & Co. Record Date Request Form (Exhibit B-2), as well as the Verification Letter (Exhibit C), to DTC, and

•	once Cede & Co. executes the Cede & Co. Record Date Request Form, have it delivered back to the DTC participant, along with all supporting documentation, including the Verification Letter.

Step 2: Submit the following FIVE items to Harkins Kovler, LLC (“Harkins Kovler”), which is assisting the Icahn Participants, at 3 Columbus Circle, 15th Floor, New York, NY 10019, Telephone: +1 (212) 468-5380, Toll-free: +1 (800) 339-9883, Email: Icahn-OXY@HarkinsKovler.com:

1.	this signed and dated Record Date Request Form, with:

2.	Attachment A completed, and

3.	Appendix 1 completed,

4.	the completed, signed and dated Verification Letter received as discussed above, and

5.	the completed, signed and dated Cede & Co. Record Date Request Form received as discussed above.

Harkins Kovler will gather all such documents and coordinate the submission of such materials on behalf of the requesting stockholders to the Company.

If you have questions on how to fill out this Record Date Request Form or how to answer any of the questions in Attachment A or Appendix 1 below, please contact:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

ATTACHMENT A

STOCKHOLDER INFORMATION REQUIRED

TO BE DELIVERED AS PART OF A RECORD DATE REQUEST FORM

In this Attachment A, references to the requesting stockholder are, where the context requires, references to each person or entity included within the requesting stockholder. Beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.

(i)	The name and address of the requesting stockholder is set forth below:

(ii)	The requesting stockholder’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is set forth below:

(iii)	State whether or not, during the past ten years, the requesting stockholder has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included:

(iv)	State the amount of each class of securities of the Company that the requesting stockholder owns beneficially, directly or indirectly:

(v)	State the amount of each class of securities of the Company that the requesting stockholder owns of record but not beneficially:

(vi)	Appendix 1 (which is incorporated by reference as if set forth in full herein) sets forth with respect to all securities of the Company purchased or sold by the requesting stockholder within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

(vii)	If any part of the purchase price or market value of any of the shares referred to in Appendix 1 is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties:

(viii)	State whether or not the requesting stockholder is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof:

(ix)

State the amount of securities of the Company owned beneficially, directly or indirectly, by each of the requesting stockholder’s associates and the name and address of each such associate.

For purposes of this Record Date Request Form, “associate” means (a) any corporation or organization of which any the requesting stockholder is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) any trust or other estate in which the requesting stockholder has a substantial beneficial interest or as to which the requesting stockholder (or any person or entity within the requesting stockholder) serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of the requesting stockholder, or any relative of such spouse, who has the same home as the requesting stockholder or who is a director or officer of the Company or any of its parents or subsidiaries.

(x)	State the amount of each class of securities of any parent or subsidiary of the Company which the requesting stockholder owns beneficially, directly or indirectly:

(xi)	Describe any transaction, since January 1, 2018, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which the requesting stockholder or any of its associates had or will have a direct or indirect material interest. If there are any such transactions, disclose the information that would be required by Item 404(a) of Regulation S-K under the Exchange Act with respect to those transactions:

(xii)	State whether or not the requesting stockholder or any associates of the requesting stockholder have any arrangement or understanding with any person –

(A)	With respect to any future employment by the Company or its affiliates; or

(B)	With respect to any future transactions to which the Company or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto:

(xiii)	The requesting stockholder does not have any arrangements or understandings with any other person in connection with the Proposals or the Director Nominees except as set forth herein or the Solicitation Statement or as otherwise described below:

If you need to update or supplement the information contained herein, please make sure to deliver any update or supplement to Harkins Kovler as soon as possible:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 339-9883

Email: Icahn-OXY@HarkinsKovler.com

FAX: +1 (212) 468-5381

APPENDIX 1

PURCHASES AND SALES OF COMPANY SECURITIES BY THE REQUESTING STOCKHOLDER

The following is a summary of all purchases and sales of Company securities by the requesting stockholder within the past two years.

Trade Date	Buy/Sell	Quantity	Security

EXHIBIT B-1

DTC INSTRUCTION LETTER

REQUEST TO FIX A RECORD DATE

[DTC Participant Letterhead]

Date:

The Depository Trust Company

55 Water Street

New York, NY 10041

Attn: Proxy Department

RE:	Occidental Petroleum Corporation Common Stock, $0.20 Par Value (CUSIP number 674599105)
(DTC Participant account number: )

Gentlemen:

Please cause your nominee, Cede & Co., to sign the attached written request to fix a record date in connection with the proposed actions by written consent of stockholders (the “Cede & Co. Record Date Request Form”), with respect to              shares of the above-referenced securities credited to our DTC Participant account at                     , 2019.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6, the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Cede & Co. Record Date Request Form are true and correct, including the following:

1.	The number of shares credited to our DTC Participant account that are beneficially owned by our customer.

2.	There have been no prior requests to DTC and Cede & Co. for the execution of a request similar to the attached Cede & Co. Record Date Request Form with respect to the shares referred to herein credited to our DTC participant for such customer; and

3.	The purposes for the request for the fixing of a record date are as stated in the attached Cede & Co. Record Date Request Form.

Please make the Cede & Co. Record Date Request Form available for pick-up by our contact              or Federal Express to              (contact:             ). Our Federal Express account number is             .

Very truly yours,

PARTICIPANT NAME:

By:
(manual signature of authorized person)

Name:

Title:

Medallion Stamp

EXHIBIT B-2

CEDE & CO. RECORD DATE REQUEST FORM

Cede & Co.

c/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110
Houston, Texas 77046

Attn: Corporate Secretary

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock of Occidental Petroleum Corporation (the “Company”). DTC is informed by its Participant,              (the “Participant”), that on the date hereof              of such shares of common stock of the Company (the “Shares”) credited to Participant’s DTC account are beneficially owned by             , a customer of Participant.

At the request of Participant, on behalf of             , a customer of Participant, Cede & Co., as a holder of record of the Shares, hereby requests that you fix a record date (the “Record Date”) in connection with the proposed actions by written consent to adopt the proposals set forth in full under “Proposals for Action by Written Consent” in the solicitation statement filed by the Icahn Participants (as defined therein) on [   ], 2019, which resolutions are incorporated herein by reference as if set forth in full herein.

The undersigned further requests that the Record Date be fixed as soon as possible after the Written Notice (as defined in the Solicitation Statement), signed by the Requisite Percentage (as defined in the Solicitation Statement) of stockholders of the Company, is delivered to the Company’s Secretary.

While Cede & Co. is furnishing this request as the stockholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in interest,             , a customer of Participant. Cede & Co., has no interest in this matter other than to take those steps which are necessary to ensure that             , a customer of the Participant, is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated:	BY:

EXHIBIT C

VERIFICATION LETTER

[BROKERAGE FIRM, BANK NOMINEE OR

OTHER INSTITUTION LETTERHEAD]

[Month] [Day], 2019

To whom it may concern:

This is to confirm that [Brokerage Firm, Bank Nominee or Other Institution] (the “DTC Participant”) currently serves as a Custodian for [Investor Name]. As is typical of a custodian relationship, [Investor Name] can terminate its relationship with [Name of Brokerage Firm, Bank Nominee or other Institution] at any time or appoint other custodians.

As of [Month] [Day], 2019, [Investor Name] held [Number of Shares] shares of Occidental Petroleum Corporation (CUSIP 674599105) in record name as Cede & Co. through one or more of [DTC Participant’s Name]’s Depository Trust Company account(s).

Please feel free to contact me should you have any questions.

Sincerely,

[Representative Name]

[Name of Brokerage Firm, Bank Nominee or Other Institution]

This letter is specifically limited to the information provided herein relating to each of [Investor Name]’s accounts with [Name of Brokerage Firm, Bank Nominee or Other Institution] as of the date specified. The Investor may also be involved in other transactions with [Name of Brokerage Firm, Bank Nominee or Other Institution] outside of this relationship. The information contained above is provided in good faith by [Name of Brokerage Firm, Bank Nominee or Other Institution] for informational purposes only.

The data presented is static and does not take into account unsettled trades or other client activity that could affect balance information on a particular date. This information does not reflect any securities our client may have at other broker/dealers. Vendor pricing feeds used to aggregate the account value could contain errors that would affect the overall computation of a client’s balance. [Name of Brokerage Firm, Bank Nominee or Other Institution] shall not be held liable for any decisions, transactions, or other business undertaken in reliance of this information.

EXHIBIT D-1

Proposed Changes specified by Proposal 3

ARTICLE III

DIRECTORS

SECTION 1. Number and Election of Directors. Subject to the rights, if any, of holders of preferred stock issued by the Corporation to elect directors of the Corporation, the Board of Directors shall consist of one or more directors, the number of which shall be ~~fourteen (14) until changed~~ established by resolution duly adopted by the Board of Directors or by a majority of stockholders from time to time. Except as provided in Section 3 of this Article III and subject to Section 12 of this Article III, directors shall be elected by a majority of the votes cast at Annual Meetings of Stockholders and each director so elected shall hold office until his successor is duly elected and qualified, or until his earlier death, disqualification, resignation or removal; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of the stockholders for which the number of nominees exceeds the number of directors to be elected. No person shall be eligible for election as a director of the Corporation who shall have reached the age of seventy-five (75) at the date of such election, unless such requirement shall have been unanimously waived by the members of the Corporate Governance, Nominating and Social Responsibility Committee and such Committee’s action shall have been ratified and approved by a majority of the disinterested directors on the Board of Directors. Directors need not be stockholders.

EXHIBIT D-2

Proposed Changes specified by Proposal 4

ARTICLE III

DIRECTORS

SECTION 2. Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors, except as may be otherwise provided in the Certificate of Incorporation of the Corporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors of the Corporation may be made at any Annual Meeting (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2 and on the record date for the determination of stockholders entitled to vote at the Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 2 or (c) pursuant to Section 15.

In addition to any other applicable requirements, for a nomination to be properly made by a stockholder pursuant to this Section 2 or Section 15, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely pursuant to this Section 2, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than seventy (70) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting; provided, however, that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. In no event shall the public announcement of an adjournment of an Annual Meeting commence a new time period for the giving of a stockholder’s notice as described above~~between September 1 and November 30 of the year preceding the Annual Meeting~~. To be in proper written form, a stockholder’s notice to the Secretary pursuant to this Section 2 must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (b) as to the stockholder giving the notice, (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder, (iii) a description of all arrangements or understandings between the stockholder or the beneficial owner, if any, on whose behalf the nomination is made and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by such stockholder, (iv) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to distribute proxy materials, (v) a representation that the stockholder intends to appear, in person or by another person authorized in accordance with the General Corporation Law of the State of Delaware to act as proxy for the stockholder, at the Annual Meeting to nominate the persons named in the stockholder’s notice, and (vi) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2 or Section 15. If the Chairman of the Annual Meeting determines that a nomination was not made in accordance with this Section 2 or Section 15, the Chairman shall declare to the meeting that the nomination was defective and the defective nomination shall be disregarded.

EXHIBIT D-3

Proposed Changes specified by Proposal 5

ARTICLE II

MEETING OF STOCKHOLDERS

SECTION 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Board of Directors or the Chairman of the Board. Subject to subsections (a) - (d) of this Article II, Section 3, a Special Meeting of Stockholders shall be called by the Secretary upon the written request of the record or beneficial holders of at least ~~25~~15% (or such other percentage as may be prescribed by the Certificate of Incorporation) of the outstanding common stock of the Corporation (the “Requisite Percent”). If a beneficial holder makes such a request, that beneficial stockholder shall prove its ownership of stock by providing documentary evidence of such beneficial ownership and provide a written attestation that such documentary evidence is a true and correct copy of what it purports to be. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

(a)	In order for a Stockholder Requested Special Meeting (as defined in this By-law) to be called, one or more requests for a Special Meeting must be signed by the Requisite Percent of record or beneficial holders (each a “Signing Stockholder” and together the “Signing Stockholders”) (or their duly authorized agents) and delivered by a stockholder (the “Proposing Stockholders”) to the Secretary (each, a “Special Meeting Request,” collectively, the “Special Meeting Requests”). The Special Meeting Request(s) shall be sent to the Secretary at the principal executive offices of the Corporation by registered mail, return receipt requested. The Special Meeting Request(s) shall (i) set forth a statement of the specific purpose(s) of the meeting, the matters proposed to be acted on at the meeting and the reasons for conducting such business at the Special Meeting, (ii) bear the date of signature of each Signing~~such~~ S~~s~~tockholder (or duly authorized agent) signing the Special Meeting Request(s), (iii) set forth (A) the name and address~~, as they appear in the Corporation’s stock ledger,~~ of each ~~stockholder signing such request~~Signing Stockholder (or on whose behalf the Special Meeting Request is signed), and (B) the class, if applicable, and number of shares of stock of the Corporation that are owned of record and beneficially by each ~~such stockholder~~Signing Stockholder, (iv) set forth any material interest of each Proposing S~~s~~tockholder in the business desired to be brought before the Special Meeting, (v) set forth all information relating to each ~~such~~ Proposing S~~s~~tockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)~~,~~ and (vi) contain the information with respect to the Proposing Stockholder, if applicable, which shall be set forth in a stockholder’s notice as required by Article II, Section 2 of these By-laws. A stockholder may revoke his, her or its request for a Special Meeting at any time by written revocation delivered to the Secretary.

(b)	The Secretary shall not be required to call a Special Meeting upon stockholder request (a “Stockholder Requested Special Meeting”) if (i) the Special Meeting Request(s) relates to an item of business that is not a proper subject for stockholder action under applicable law, or (ii) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held not later than ~~ninety~~ sixty (~~90~~60) days after the Secretary’s receipt of the Special Meeting Request(s) and the purpose(s) of such meeting include the purpose(s) specified in the Special Meeting Request(s), with such determination being made in good faith by the Board of Directors.

(c)	A Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the Board of Directors; provided, however, that the date of any Stockholder Requested Special Meeting shall be not more than ~~ninety~~ sixty (~~90~~60) days after the Secretary’s receipt of the properly submitted Special Meeting Request(s).

(d)	Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the Special Meeting Request(s); provided, however, that nothing herein shall prohibit the Board from submitting matters to the stockholders at any Stockholder Requested Special Meeting.

EXHIBIT E

Proposed Changes specified by Proposal 7

“ARTICLE V

A. All actions required or permitted to be taken by the holders of Common Stock of the Corporation may be effected by the written consent of such holders pursuant to Section 228 of the DGCL; provided that no such action may be effected except in accordance with the provisions of this Article V.A and applicable law.

~~(a)~~	~~Request for Record Date. The record date for determining such stockholders entitled to consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Article V.A. Any holder of Common Stock of the Corporation seeking to have such stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of this Corporation, delivered to this Corporation and signed by holders of record at the time such notice is delivered holding shares representing in the aggregate at least 20% of the outstanding shares of Common Stock of the Corporation, request that a record date be fixed for such purpose. The written notice must contain the information set forth in paragraph (b) of this Article V.A. Following delivery of the notice, the Board of Directors shall, by the later of (i) 20 days after delivery of a valid request to set a record date and (ii) 5 days after delivery of any information required by the Corporation to determine the validity of the request for a record date or to determine whether the action to which the request relates may be effected by written consent under paragraph (c) of the Article V.A, determine the validity of the request and whether the request relates to an action that may be taken by written consent and, if appropriate, adopt a resolution fixing the record date for such purpose (unless the Board of Directors shall have previously fixed a record date therefor). The record date for such purpose shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors and shall not precede the date such resolution is adopted. If a notice complying with the second and third sentences of this paragraph (a) has been duly delivered to the Secretary of the Corporation but no record date has been fixed by the Board of Directors by the date required by the preceding sentence, the record date shall be the first date after the expiration of the ten day time period on which a signed written consent relating to the action taken or proposed to be taken by written consent is delivered to the Corporation in the manner described in paragraph (f) of this Article V.A; provided that, if prior action by the Board of Directors is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action~~

~~.~~

~~(b)~~	~~Notice Requirements. Any notice required by paragraph (a) of this Article V.A must be delivered by the holders of record of at least twenty percent (20%) of the outstanding shares of Common Stock of the Corporation entitled to vote on the matter (with evidence of such ownership attached to the notice), must describe the action proposed to be taken by written consent of stockholders and must contain (i) such information and representations, to the extent applicable, then required by the By-laws of the Corporation, as amended from time to time, as though such stockholder was intending to make a nomination of persons for election to the Board of Directors or to bring any other matter before a meeting of stockholders, as applicable, and (ii) the text of the proposed action to be taken (including the text of any resolutions to be adopted by written consent of stockholders and the language of any proposed amendment to the By-laws of the Corporation). The Corporation may require the stockholder(s) submitting such notice to furnish such other information as may be requested by the Corporation to determine whether the request relates to an action that may be effected by written consent under paragraph (c) of this Article V.A.~~

(~~c~~a)	~~Actions Which May Be Taken by Written Consent. Stockholders are not entitled to act by written consent if (i) the action relates to an item of business that is not a proper subject for stockholder action under applicable law, (ii) the request for a record date for such action is delivered to the Corporation during the period commencing 90 days prior to the first anniversary of the date of the notice of annual meeting for the immediately preceding annual meeting and ending on the earlier of (x) the date of the next annual meeting and (y) 30 calendar days after the first anniversary of the date of the immediately preceding annual meeting, (iii) an identical or substantially similar item (as determined in good faith by the Board, a “Similar Item”), other than the election or removal of directors, was presented at a meeting of stockholders held not more than 12 months before the request for a record date for such action is delivered to the Corporation, (iv) a Similar Item consisting of the election or removal of directors was presented at a meeting of stockholders held not more than 90 days before the request for a record date was delivered to the Corporation (and, for purposes of this clause, the election or removal of directors shall be deemed a “Similar Item” with respect to all items of business involving the election or removal of directors), (v) a Similar Item is included in the Corporation’s notice as an item of business to be brought before a stockholders meeting that has been called by the time the request for a record date is delivered to the Corporation but not yet held, (vi) such record date request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934 or other applicable law, or (vii) sufficient written consents are not dated and delivered to the Corporation prior to the first anniversary of the date of the notice of annual meeting for the immediately preceding annual meeting.~~

(~~d~~a)	Manner of Consent Solicitation. Holders of Common Stock of the Corporation may take action by written consent only if consents are solicited by the stockholder or group of stockholders seeking to take action by written consent of stockholders from all holders of capital stock of this Corporation entitled to vote on the matter and in accordance with applicable law.

(~~e~~b)	Date of Consent. Every written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph (~~f~~c) and (d) as a “Consent”) must bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by paragraph (~~f~~d) of this Article V.A, consents signed by a sufficient number of stockholders to take such action are so delivered to this Corporation.

(~~f~~c) (d)

Record Date. The record date for determining such stockholders entitled to consent to corporate action in writing without a meeting shall be the date on which the first validly executed Consent is delivered to the Corporation in the manner required by paragraph (d) of this Article V.A.

Delivery of Consents. ~~No Consents may be dated or delivered to the Corporation or its registered office in the State of Delaware until 60 days after the delivery of a valid request to set a record date.~~ Consents must be delivered to the Corporation by delivery to its registered office in the State of Delaware or its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested. In the event of the delivery to the Corporation of Consents, the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and of the validity of the action to be taken by written consent as the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, as the case may be, deems necessary or appropriate, including, without limitation, whether the stockholders of a number of shares having the requisite voting power to authorize or take the action specified in Consents have given consent; provided, however, that if the action to which the Consents relate is the election or removal of one or more members of the Board of Directors, the Secretary of this Corporation, or such other officer of the Corporation as the Board of Directors may designate, as the case may be, shall promptly designate one or more persons, who shall not be members of the Board of Directors, to serve as inspector(s) with respect to such Consent, and such inspector(s) shall discharge the functions of the Secretary of this Corporation, or such other officer of this Corporation as the Board of Directors may designate, as the case may be, under this Article V.A. If after such investigation the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate or the inspector(s), as the case may be, shall determine that the action purported to have been taken is duly authorized by the Consents, that fact shall be certified on the records of this Corporation kept for the purpose of recording the proceedings of meetings of stockholders and the Consents shall be filed in such records. In conducting the investigation required by this section, the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate or the inspector(s), as the case may be, may, at the expense of this Corporation, retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate and, to the fullest extent permitted by law, shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

(~~g~~de)	Effectiveness of Consent. Notwithstanding anything in the Certificate of Incorporation to the contrary, no action may be taken by written consent of the holders of Common Stock of the Corporation except in accordance with this Article V.A. If the Board of Directors shall determine that any ~~request to fix a record date or to take~~ stockholder action by written consent was not properly made in accordance with, or relates to an action that may not be effected by written consent pursuant to, this Article V.A, or the stockholder or stockholders seeking to take such action do not otherwise comply with this Article V.A, then ~~the Board of Directors shall not be required to fix a record date and~~ any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. No action by written consent without a meeting shall be effective until such date as the Secretary of this Corporation, such other officer of this Corporation as the Board of Directors may designate, or the inspector(s), as applicable, certify to this Corporation that the Consents delivered to this Corporation in accordance with paragraph (f) of this Article V.A, represent at least the minimum number of votes that would be necessary to take the corporate action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Delaware law and the Certificate of Incorporation.

(~~h~~ef)	Challenge to Validity of Consent. Nothing contained in this Article V.A shall in any way be construed to suggest or imply that the Board of Directors of the Corporation or any stockholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the Secretary of the Corporation, such other officer of the Corporation as the Board of Directors may designate or the inspector(s), as the case may be, or to prosecute or defend any litigation with respect thereto.

(fg~~i~~)	Board-solicited Stockholder Action by Written Consent. Notwithstanding anything to the contrary set forth above, (x) none of the foregoing provisions of this Article V.A shall apply to any solicitation of stockholder action by written consent by or at the direction of the Board of Directors and (y) the Board of Directors shall be entitled to solicit stockholder action by written consent in accordance with applicable law.